September 21, 2009

Mr. Daniel L. Gordon

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549-6010

Re:       Parkway Properties, Inc.

            Form 10-K for the year ended December 31, 2008

            Filed March 10, 2009

Definitive Proxy Statement on Schedule 14A

Filed on April 1, 2009

            File No. 001-11533

Dear Mr. Gordon:

In connection with your review of the Parkway Properties, Inc. (the “Company”) Form 10-K for the year ended December 31, 2008 and the Definitive Proxy Statement filed on April 1, 2009, we respectfully submit the following responses to the comments included in your letter dated August 21, 2009.  Each of the Staff’s comments are restated in bold with our responses to the comments following immediately thereafter.

Form 10-K for the year ended December 31, 2008

Item 2 – Properties

Office Buildings

1.                  In future filings, for each of your material properties identified on the table under this subheading, please tell us the nature of your title to, or other interest in, such properties and the nature and amount of any material liens or encumbrances against such properties.

Response:  In future filings we will disclose pertinent property description, applicable operating data and material liens or encumbrances for properties where book value exceeds 10% of total assets in accordance with the instructions for Items 14 and 15 for Form S-11.  At December 31, 2008, the Company had two office properties, 111 East Wacker and 233 North Michigan in Chicago, Illinois, with book value in excess of 10% of total assets.  At December 31, 2008, the Company did not have any material liens or encumbrances that exceeded 10% of total assets.

Securities & Exchange Commission

September 21, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

2.                  In future filings, please provide a narrative discussion to explain the variance your net income from the fiscal year ended December 31, 2008 to the preceding fiscal year ended December 31, 2007.  Please refer to Item 303(a)(3)(i) of Regulation S-K.

Response:  In future filings we will expand our existing discussion to explain the variance in net income.  The current discussion explains the variances for the different income and expense line items that comprise net income, but we will specifically address the change in reported net income itself in addition to the items that make up that number.

Item 8. Financial Statements and Supplementary Data.

Consolidated Statements of Income, page 49

3.                  Please tell us why you have shown impairment loss on real estate below operating income.  If a subtotal such as “income from operations” or “operating income” is presented, it should include the impairment loss.  For reference see paragraph 25 of SFAS 144.

Response:  In the income statement for the year ended December 31, 2008, we reported a total impairment loss of $2.5 million that was reflected in income from continuing operations.  The impairment loss was fully disclosed and discussed in the notes to the financial statements as well as in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  The $2.5 million impairment loss is comprised of a $717,000 loss on land available for sale, a loss of $1.1 million on an office property subsequently sold in February 2009 and a loss of $727,000 on an office property classified as held for sale during the quarter ended March 31, 2009.  The total impairment loss represents 7% of operating income, and we do not view operating income as a critical subtotal to the readers of our financial statements.  Therefore, given the losses primarily related to assets that were subsequently sold or that were subsequently classified as held for sale, the immateriality of the impairment loss to the operating income subtotal (7%) and that management does not view operating income as a critical subtotal in the financial statements, management believes that the financial statement reclassification is best handled on a prospective basis, and we will modify our presentation, and disclose the reclassification, so that any current and prior period impairment losses are reflected in the subtotal for operating income in future filings.

Securities & Exchange Commission

September 21, 2009

Exhibits

4.                  We note your disclosure of several joint venture arrangements as off-balance sheet arrangements on pages 37 and 38.  Please tell us why you have not filed your joint venture agreements as exhibits to your Form 10-K, pursuant to Item 601(b)(10) of Regulation S-K.

Response:  We respectfully advise the Staff that we have reviewed the requirements of Item 601 of Regulation S-K and believe that none of the off-balance sheet joint venture arrangements discussed in the Form 10-K for the year ended December 31, 2008 meets the qualitative or quantitative materiality criteria set forth in Item 601(b)(10) of Regulation S-K.  The joint venture partnerships and limited liability companies were formed pursuant to contracts that ordinarily accompany the kind of business conducted by the Company and none of the joint venture arrangements fall into any of the categories identified in Item 601(b)(10)(ii) of Regulations S-K.

5.                  We note that exhibits 10.9, 10.10, 10.11, 10.14, 10.16 and 10.20 only list and do not include the exhibits and schedules listed in the table of contents for each respective agreement.  Please refer to Item 601(b)(10) of Regulation S-K and tell us why you have not included the listed exhibits and schedules or file such exhibits and schedules.

Response:  We respectfully advise the Staff that we have reviewed the requirements of Item 601 of Regulation S-K and believe that none of the information listed on the schedules or exhibits to the documents filed or incorporated by reference as Exhibits 10.9, 10.10, 10.11, 10.14, 10.16 and 10.20 to our Form 10-K for the year ended December 31, 2008 (the “Exhibits”) meets the qualitative or quantitative materiality criteria set forth in Item 601(b)(10) of Regulation S-K.  The material terms of the Exhibits are set forth in the body of such agreements, copies of which the Company already has filed.  The material terms also have been described by the Company in various periodic reports and registration statements that it has filed from time to time.  The information included in the omitted schedules provide only supplemental information that underlies the representations, warranties and covenants set forth in the body of the agreement and the exhibits to each Exhibit generally are ancillary documents that address administrative matters under the terms of the agreement and we believe such information is not material to an investor’s understanding of the agreement and none of the omitted information is necessary for the protection of investors.  Further, we believe that disclosure of all of the schedules and exhibits to the Exhibits would overwhelm the filing and investors with voluminous details that we believe do not add materially to an understanding of the key terms of such agreements.

Securities & Exchange Commission

September 21, 2009

Definitive Proxy Statement on Schedule 14A filed on March 31, 2009

Compensation of Executive Officers and Directors

Compensation discussion and analysis

Elements of Compensation, page 11

General

6.                  We note the disclosure under this subheading that there are three components of your annual compensation:  annual base compensation; annual cash incentive compensation; and long-term incentives.  Please identify and qualify the non discretionary financial individual performance goals and formulated targets used to determine your base compensation, bonus compensation and long-term incentive awards.  Please also revise your disclosure under this subheading to explain how the committee allocates its award between cash and equity compensation.

Response:   The Compensation Committee of our Board of Directors (the “Committee”) does not utilize non-discretionary performance goals or formulated targets in determining base compensation.

In determining an executive officer’s annual cash incentive compensation, the Committee utilizes a number of performance measures.  For 2008, some of the performance measures were qualitative/subjective individual goals (e.g., effective leadership and communication) and, in accordance with the Staff’s Compliance and Disclosure Interpretation #118.04 under Item 402(b) of Regulation S-K, are not required to be quantified.  Other performance measures were objectively measurable.  For example, in 2008 50% of each named executive officer’s annual cash incentive compensation award was based on Adjusted FFO and the Company achieved 50% of the Adjusted FFO target.  In future filings, to the extent any of the Company’s compensation programs are based on objective performance goals, we agree to quantify the formulated targets established by the Committee as well as the Company’s actual performance relative to those targets.  By way of example, we note the disclosure on pages 11 and 12 of the proxy statement as to the Adjusted FAD target and Company results with respect thereto relating to the Company’s performance-based long-term incentives.

Securities & Exchange Commission

September 21, 2009

With respect to the Committee’s allocation between cash and equity compensation, each year, as part of the development and approval of our annual compensation program, the Committee establishes a stock pool for the purpose of making restricted stock grants to officers and other employees.  The Committee carefully reviews and considers many factors in determining the size of the stock pool, including the burn rate and the impact the equity grants during the year, when combined with the outstanding equity grants, will have on shareholder dilution.  Once the size of the overall stock pool is established, the Committee, upon the recommendation of the CEO, determines the size and form of equity grants to be made to each officer.  The recommendations of the CEO as to the size of the equity grant for each officer may vary based on a combination of the officer’s individual performance and the officer’s position and role.  Through this process, the Committee ultimately approved the listed equity grants for the named executive officers.  While we note that incentive compensation makes up a significant percentage of total compensation for our more senior officers, there is no set formula that allocates between cash and equity compensation each year.

7.                  We note that the compensation committee examines relevant market data when making compensation decisions for your named executive officers.  Item 402(b)(2)(xiv) of Regulation S-K requires you to identify any benchmarks and its components.  Please identify the companies to which you compared yourself, how they were selected, the compensation components benchmarked and where your actual compensation falls within targeted parameters.  To the extent actual compensation was outside targeted parameters, please include an explanation of the reasons for this.  Please provide this disclosure in future filings and tell us how you intend to comply.

Response:  We have historically reviewed industry surveys and publicly available compensation disclosure by other companies in our industry to obtain a general understanding of current compensation practices.  We believe this is not benchmarking under the Staff’s guidance in Question 118.05 of the Staff’s Compliance & Disclosure Interpretations of Regulation S-K.  We do not target our named executive officers’ compensation at certain levels or percentages based upon other companies’ compensation arrangements.

In future filings, we will include the following disclosure, or similar language, under the heading “The Compensation Committee Process” to describe our use of survey data:

“Historically, the Compensation Committee has used the annual compensation survey published by the National Association of Real Estate Investment Trusts, or NAREIT (the “NAREIT Study”), and other independent research organizations for comparison purposes.  To ensure that total compensation is competitive, the Compensation Committee uses the results of the comparison to establish general compensation guidelines.  Our Compensation Committee does not apply a formula or assign the survey data relative weight.  Instead, it makes a determination for that individual after considering such results collectively.”

In the future, if we do engage in benchmarking, we will disclose the required information.

Securities & Exchange Commission

September 21, 2009

Annual Base Compensation, page 11

8.                  Please tell us the specific individual factors that the compensation committee considered in determining annual salary decisions and explain how such factors lead to each named officers base salary.  Please refer to Item 402(b)(2)(vii) of Regulation S-K.  Please provide this disclosure in future filing and tell us how you plan to comply.

Response:  The base salary ranges for named executive officers are designed to allow for recognition of different individual experience and performance within their positions.  In evaluating base salary, the Committee considers our overall financial and operating performance; the nature and scope of each executive officer’s responsibilities and internal pay relationships among our officers; the specific skills and talents of each executive; the effectiveness of each individual executive officer in promoting the long-term interests of our shareholders; the success of the executive officer within his or her primary areas of responsibility; and each executive officer’s future advancement potential and retention concerns.

Annual Cash Incentive Compensation, page 11

9.                  In addition to our general comment regarding disclosure of performance targets, please explain under this subheading whether each of the named executive officers had different formulated targets as part of such officer’s performance evaluation.  Please describe how the targets were derived and discuss in more detail the actual performance of each executive relative to targets.  Also if the compensation committee utilizes discretion to increase or decrease incentive compensation from the amount prescribed by pre-establishment goals/formulas that you identify under this subheading, please explain the use of such discretion in future filings.

Response:  As disclosed on page 11 of the proxy statement, 50% of each officer’s cash incentive compensation was based on the Company’s Adjusted FFO.  This performance target was applicable to all of our officers.  The remainder of the cash incentive compensation was based on the attainment of individual goals specific to the officer’s area of responsibility, including, among others identified on page 11 of the proxy statement, targets for occupancy and rental rate growth or improvement in processes for operational and financial reporting.  These goals, which are evaluated on a subjective, rather than objective basis, were generally derived based on the Company’s overall financial and operating performance and our three-year operating plan referred to as the “GEAR UP” Plan, which was completed on December 31, 2008.  As indicated in our response to comment 6 above, to the extent any of the Company’s current or future compensation programs are based on objective performance goals, the Company agrees to quantify the formulated targets established by the Committee as well as the Company’s actual performance relative to those targets.

Securities & Exchange Commission

September 21, 2009

With respect to Committee discretion under the annual cash incentive component of executive compensation, we note that the maximum amount of the cash incentive compensation for each executive officer was fixed as a percentage of the executive’s base compensation, ranging from 30% to 60%.  With respect to the Adjusted FFO component, the Committee measured the Company’s results against the pre-established target and did not utilize discretion to increase or decrease the incentive compensation from the amount prescribed by formula established by the Committee at the beginning of the year.  The attainment of the individual performance goals was subjective based on the assessment of the officer’s direct supervisor after the end of the year, however, the amounts earned and paid did not exceed the percent of the maximum award allocated to the individual performance goals.  We will review our current and future compensation programs and, if appropriate, clarify our disclosure to distinguish between non-equity incentive plan compensation, as defined in 402(a)(6) of Regulation S-K, and bonus.  If we categorize any portion of compensation as bonus, our future disclosure under the heading “Elements of Executive Compensation” will be revised accordingly.

Time-Based Long-Term Incentives, page 12

10.              Please provide an analysis of how the compensation committee determined the amount of share awards granted to each of the named executive officers in 2008.  Please provide this disclosure in future filings and tell us how you plan to comply.

Response:  As discussed in response to comment 6 above, the Committee established a stock pool for the purpose of making restricted stock grants to officers and other employees for 2008.  Once the size of the overall stock pool was established, the Committee, upon the recommendation of the CEO, determined size and form of equity grants to be made to each named executive officer.  The recommendations of the CEO as to the size of the equity grant for each named executive officers took into account a combination of variables, including the officer’s individual performance, the officer’s position and role within the management team and the relationship of the executive’s total compensation relative to the NAREIT Study for similar positions of responsibility.  Through this process, the Committee ultimately approved the listed equity grants for the named executive officers.

***

In connection with our responses, the Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities & Exchange Commission

September 21, 2009

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact J. Mitchell Collins, Chief Financial Officer, or me at (601) 948-4091.

Sincerely,

/s/ Mandy M. Pope
Mandy M. Pope

Senior Vice President and Controller

cc:     Joseph Kubarek

         Michael Donlon

         Mark Peach

         Chad Webb